Exhibit 21.1

Subsidiaries of the Registrant

State or Other Jurisdiction of
Subsidiary	Incorporation/Organization

brokersXpress Illinois, Inc.	Illinois
bX Holdings, LLC	Delaware
brokersXpress, LLC	Illinois
Open E Cry, LLC	Ohio
optionsXpress, Inc.	Delaware
optionsXpress Australia Pty Limited	Australia
optionsXpress Canada Corp.	Nova Scotia
optionsXpress Europe, B.V.	The Netherlands
optionsXpress Europe, LLC	Delaware
optionsXpress International, Inc.	Delaware
optionsXpress Singapore, LLC	Delaware
optionsXpress Singapore Pte Ltd.	Singapore
OX Australia, LLC	Delaware
OX Singapore, LLC	Delaware
OX Trading, LLC	Delaware
Paragon Futures Group, Inc.	Delaware
Xpresstrade, LLC	Illinois